UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2021

Commission File Number: 001-14475

TELEFÔNICA BRASIL S.A.
(Exact name of registrant as specified in its charter)

TELEFONICA BRAZIL S.A.
(Translation of registrant’s name into English)

Av. Eng° Luís Carlos Berrini, 1376 -  28º andar
São Paulo, S.P.
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

TELEFÔNICA BRASIL S.A.

Public-held Company

CNPJ/MF n.º 02.558.157/0001-62

NIRE 35.3.0015881-4

MINUTES OF THE 395th MEETING OF THE BOARD OF DIRECTORS OF TELEFÔNICA BRASIL S.A. HELD ON MARCH 18th, 2021.

1.   DATE, TIME AND PLACE: March 18, 2021, at 1:00 p.m., exceptionally held remotely, due to the COVID-19 pandemic, pursuant to the article 19, paragraph 1 of the Internal Regulations of the Board of Directors and of the Technical and Advisory Committees (“Internal Regulation”) of Telefônica Brasil S.A. (“Company”).

2.   CALL NOTICE AND ATTENDANCE: The call was waived, in view of the presence of all members of the Board of Directors, who subscribe these minutes, as provided for in Article 15, paragraph 2 of the Internal Regulation, therefore, having quorum under the terms of the Bylaws. The General Secretary and Legal Officer, Mr. Breno Rodrigo Pacheco de Oliveira, was present as Secretary of the Meeting.

3.   PRESIDING BOARD: Eduardo Navarro de Carvalho - Chairman of the Meeting; Breno Rodrigo Pacheco de Oliveira - Secretary of the Meeting.

4.   AGENDA AND DELIBERATION: After examining and debating on the matter on the Agenda, the members of the Board of Directors deliberated unanimously, as described below:

4.1. Distribution of Interest on own capital: The proposal of distribution of Interest on Own Capital (“IOC”) was approved, based on the balance sheet of February 28, 2021, in the gross amount of R$270,000,000.00, which is equivalent to R$229,500,000.00 net of income tax. The interest per share equals to R$0.16009837668 per common share (R$0.13608362017 net of income tax).

The Interest on Own Capital shall be credited individually to shareholders, in accordance to the shareholder registry book position by the end of March 31, 2021. After this date, the shares will be considered “ex-Interest on Own Capital”.

The Interest on Own Capital will be imputed to the minimum mandatory dividend of the fiscal year 2021 ad referendum of the General Shareholders Meeting to be held in 2022, and the payment will be carried out before July 31, 2022, in a date to be defined by the Company’s Board.

TELEFÔNICA BRASIL S.A.

Public-held Company

CNPJ/MF n.º 02.558.157/0001-62

NIRE 35.3.0015881-4

MINUTES OF THE 395th MEETING OF THE BOARD OF DIRECTORS OF TELEFÔNICA BRASIL S.A. HELD ON MARCH 18th, 2021.

5. CLOSING: Since there was no other business to be transacted, the meeting was closed by the Chairman of the Board of Directors and this minute was transcribed in the proper book. São Paulo, March 18, 2021. (aa) Eduardo Navarro de Carvalho - Chairman of the Board of Directors. Board Members: Ana Theresa Masetti Borsari; Antonio Carlos Valente da Silva; Christian Mauad Gebara; Claudia Maria Costin; Francisco Javier de Paz Mancho; José María Del Rey Osorio; Juan Carlos Ros Brugueras; Julio Esteban Linares Lopez; Luiz Fernando Furlan; Narcís Serra Serra and Sonia Julia Sulzbeck Villalobos. Secretary of the Meeting: Breno Rodrigo Pacheco de Oliveira.

I hereby certify that this is a faithful copy of the minutes of the 395th meeting of the Board of Directors of Telefônica Brasil S.A., held on March 18th, 2021, which was drawn-up in the proper book.

Breno Rodrigo Pacheco de Oliveira

Secretary of the Board of Directors

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFÔNICA BRASIL S.A.
Date:	March 18, 2021	By:	/s/ Luis Carlos da Costa Plaster
			Name:	Luis Carlos da Costa Plaster
			Title:	Investor Relations Director